Yukon-Nevada Gold Corp. Jerritt Canyon Operation Achieves Steady-State Production and Positive Cash Flow

Vancouver, BC – June 18, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that its wholly-owned Jerritt Canyon processing facility in Nevada has reached steady-state operation. After facing a series of challenges in reaching target gold production rates earlier this year following a planned shutdown in January, Jerritt Canyon has operated continuously over the last month processing an average of 4,112 tons per day. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

In the first half of June the plant has processed an average of 4,200 tons per day, 7% higher than planned production of 3,933 tons per day. In the past month including the first fifteen days of June, gold recoveries were over 12,000 ounces recovered to the CIL circuit, 11,218 ounces were shipped with the remainder still in plant inventory. At this level of production the Company is generating positive cash flow from operations as well as covering the maintenance capital required to continue to operate the facility effectively going forward.

A further increase in crushing circuit availability will be achieved by the replacement of an inadequately manufactured bucket elevator supplied and installed during the recent shutdown, which was the cause of serious downtime in the first four months of this year. Construction required to replace this component with two conventional belt conveyors is expected to be completed during the next four weeks. A backup mobile crushing and screening plant has been installed and tested in order to ensure continued plant performance during the replacement phase.

On April 25 the Company received an order allowing it to operate both roasters at 110 tons per hour per roaster, an increase of 22%. This was an important step in the operation ramping production up to 4,600 tons per day by the end of 2012 and 4,800 tons per day in Q1 2013. The Company will be pursuing further increases in the allowed operating rate as the year progresses and the emissions technology installed is shown to be effective.

Randy Reichert, Chief Operating Officer commented, “Our team at Jerritt Canyon has worked incredibly hard to bring the operation to commercial levels. We are now seeing the results of this effort and the operation is in excellent shape to meet our gold production target for 2012 of between 140,000 and 150,000 ounces.”

This news release was reviewed and approved by the Company's Chief Operating Officer, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.